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Joseph A. Hall

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4565 tel 212 701 5565 fax joseph.hall@davispolk.com

VIA EDGAR

January 23, 2012

Re:	EPAM Systems, Inc. Amendment No. 6 to Registration Statement on Form S-1 Filed January 23, 2012 File No. 333-174827

Barbara C. Jacobs

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Dear Ms. Jacobs:

On behalf of EPAM Systems, Inc., a Delaware corporation (the “Company”), we are submitting this letter to respond to certain comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated July 7, 2011 (the “Initial Comment Letter”), regarding the above referenced Registration Statement on Form S-1 (as amended, the “Registration Statement”). The Company has also revised the Registration Statement in response to its discussions with the Staff in January 2012 and is filing concurrently with this letter Amendment No. 6 to the Registration Statement (“Amendment No. 6”), which reflects these revisions and updates certain other information.

The Company undertook to respond to comment 37 in the Initial Comment Letter prior to commencing marketing efforts. The Company’s response is set forth below, with the headings and numbered items of this letter corresponding to the Initial Comment Letter. We are also sending, under separate cover, a marked copy of the Registration Statement showing the changes to the Registration Statement filed on January 9, 2012.

Barbara C. Jacobs Assistant Director Division of Corporation Finance U.S. Securities and Exchange Commission	2	January 23, 2012

37.	Once the selling stockholders are identified, please confirm, if accurate, that no selling shareholder is a broker-dealer or broker-dealer affiliate.

Response:

The Company has identified the selling stockholders and has confirmed that, other than as follows, based on information supplied to the Company by or on behalf of the selling stockholders, no selling stockholder is a broker-dealer or broker-dealer affiliate:

•

Rainmeadow Holdings Limited is an affiliate of a broker-dealer, VTB Capital Inc., and has confirmed that it purchased the securities to be sold under the Registration Statement in the ordinary course of business and, at the time of the purchase of the securities to be resold, had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

The Company has updated the disclosure in the Registration Statement to reflect this information. Please see page 116 of Amendment No. 6.

Please do not hesitate to contact me at (212) 450-4565 if you have any questions regarding this filing or otherwise with respect to the proposed offering.

Very truly yours,

Joseph A. Hall

cc:	Arkadiy Dobkin, Chief Executive Officer, EPAM Systems, Inc.

Ilya Cantor, Chief Financial Officer, EPAM Systems, Inc.